August 3, 2012

Via EDGAR Correspondence

Loan Lauren P. Nguyen, Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valley Forge Composite Technologies, Inc. Registration Statement on Form S-1 Filed December 30, 2011 File No. 333-178839

Dear Ms. Nguyen:

This letter is in response to the comment letter, dated January 25, 2012, addressed to Mr. Louis J. Brothers, President, Chief Executive Officer and Chief Financial Officer of Valley Forge Composite Technologies, Inc. (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 referenced above.  Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The changes made in Amendment No. 1 include the incorporation of the SEC’s below comments and the update of certain (i) financial information for the fiscal year ended December 31, 2011 and the first quarter of the Company’s 2012 fiscal year, (ii) recent developments and related party transactions, risk factors and legal proceedings and (iii) share and warrant ownership information.  For your convenience, we have reproduced the Staff’s comments preceding our responses below.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

General

1.  Please note that we will not be in a position to declare the registration statement effective until you have satisfactorily replied to and we have resolved all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010.

Response

The Company acknowledges the SEC’s above comment.  The Company also notes that it has separately responded to the Staff’s comments on the Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the fiscal period ended June 30, 2011 (collectively, the “2011 Filings”) in a letter to the SEC dated October 28, 2011.  Our counsel received a call from the SEC on February 14, 2012 during which the SEC indicated that, subject to the Company amending certain prior filings, it had completed its review of the 2011 Filings.  The Company filed such amendments on April 16, 2012 and April 23, 2012.  The SEC further indicated that the Company will receive a letter that the SEC has completed its review of the 2011 Filings and the Registration Statement following the SEC’s resolution of all outstanding comments on the Registration Statement.

2. Please disclose in the forepart of the registration statement the number of shares that the selling shareholder may sell based on the current market price of your shares, without regard to any cap or restriction on the number of shares that the selling shareholder can own at any time.

Response

The Company has added the following disclosure in the forepart of Amendment No. 1:

Pursuant to a purchase agreement, Lincoln Park Capital Fund, LLC, or Lincoln Park, has purchased 300,000 shares of the registrant’s common stock, for total consideration of $250,000 and, in consideration for entering into the purchase agreement, the registrant issued to Lincoln Park 314,154 shares of common stock (all included in this offering) as initial commitment shares. At a price of $0.34 per share (the closing price for a share of the registrant’s common stock on July 30, 2012), and ignoring any restrictions on the number of shares Lincoln Park can own at any time and on the registrant’s ability to sell shares to Lincoln Park, the registrant could sell to Lincoln Park 58,823,529 shares of common stock up to an additional $20,000,000 in available proceeds under the purchase agreement.  Lincoln Park would then be able to sell these shares at any time.  However, as described in the “Prospectus Summary” and in “The Lincoln Park Transaction” in this registration statement, the registrant’s ability to sell shares to Lincoln Park is subject to a number of restrictions.  Although the purchase agreement provides that we may sell up to $20,250,000 of our common stock to Lincoln Park, we are only registering 6,514,154 shares to be purchased thereunder, which may or may not cover all such shares purchased by Lincoln Park under the Purchase Agreement, depending on the purchase price per share.

3.  Please provide us with an analysis of whether Lincoln Park Capital Fund, LLC is an affiliate of the company. In this regard, we note your disclosure on page 10 that as of December 27, 2011, the 6,514,154 shares to be offered by Lincoln Park represent 9.58% of total common stock outstanding and 21.81% of common stock outstanding held by non-affiliates. In your analysis, consider the number of shares of common stock that you may issue to the selling shareholder. We may have further comment upon review of your response.

Response

Lincoln Park Capital Fund, LLC (“Lincoln Park”) currently owns 614,154 shares of common stock of the Company, or less than 1% of the Company’s total issued and outstanding shares.  Lincoln Park has no right to acquire any additional shares of stock from the Company.  Under the Purchase Agreement with Lincoln Park, only the Company has the right to elect to sell stock to Lincoln Park.  Lincoln Park does not own or have the right to acquire any of the 5,900,000 shares included in the Registration Statement (this figure is calculated by subtracting the 614,154 shares already issued by the Company to Lincoln Park under the Purchase Agreement from the 6,514,154 shares of common stock being offered under the Registration Statement) now or at any time in the future, including within the next sixty days per the beneficial ownership provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

In accordance with Question 139.15 of the Compliance and Disclosure Interpretations of the Securities Act Sections, Lincoln Park is irrevocably bound to purchase shares of the Company’s common stock when and if the Company, in its sole discretion, elects to sell shares to Lincoln Park.  If the Company does not elect to sell shares, Lincoln Park has no right to purchase such shares and cannot cause the Company to elect to put shares to Lincoln Park.  See also Question 105.02 of the Compliance and Disclosure Interpretations of the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting which reads: “Under Rule 13d-3(d)(1), an investor is not deemed to be a beneficial owner of the underlying equity securities when satisfaction of conditions to an investor's right to acquire the securities, such as the effectiveness of a registration statement, remains outside the investor's control. [Sep. 14, 2009]”.

Since Lincoln Park does not have any right to acquire additional shares under the Purchase Agreement, Lincoln Park beneficially owns less than 1% of the Company’s outstanding common stock.  Moreover, there is no other relationship between Lincoln Park and the Company apart from the Purchase Agreement (and any related contracts).  No member of Lincoln Park has any rights to direct or cause the direction of management and policies of the Company and no member of Lincoln Park is an officer or director of the Company.

Rule 405 generally defines an affiliate as a person that controls an issuer.  Therefore, in order to be considered an affiliate under this definition, Lincoln Park must have the ability to exert control over the Company.  The term “control” is defined under Rule 405 as the power to direct corporate management or policies by virtue of share ownership, contract or otherwise.  Neither Lincoln Park nor any member of Lincoln Park has any (i) involvement in management of the Company, (ii) authority to direct the actions of the Company, (iii) responsibility for day to day operations of the Company or (iv) general involvement in or knowledge of events occurring within the Company’s operations.  Reference is also made to Registration Statements on Form S-1 filed by GelTech Solutions, Inc. (Registration No. 333-178911), Athersys, Inc. (Registration No. 333-178418), International Stem Cell Corporation (Registration Statement No. 333-171233) and NuPathe, Inc. (Registration Statement No. 333-175987) in support of the Company’s position.

Based on the above analysis and in accordance with Rule 405, the Company respectfully submits that Lincoln Park is not an affiliate of the Company.

Prospect Summary, page 6

4. Please disclose your net losses for the most recent fiscal year and interim period in the opening paragraphs of the summary section.

Response

The Company has added the following disclosure on page 6 of Amendment No. 1:

The Company’s net income for the year ended December 31, 2011 was $426,756.  While the Company had net income for 2011, it has experienced net losses in prior years.  The Company also experienced a net loss of $259,007 for the fiscal period ended March 31, 2012.

The Offering, page 8

5. Please disclose in the second paragraph on page 9 the formula to determine the discount to market at which the selling shareholder will receive the shares. We note in this regard the definition of “purchase price” on page 2 of the Purchase Agreement. Additionally, please clarify that the shares issued as a commitment fee were issued for no dollar consideration and that the formula does not relate to these shares.

Response

The Company has added the following underlined disclosure to the relevant paragraph on page 9 of Amendment No. 1:

Pursuant to the Registration Rights Agreement, we are filing this registration statement and prospectus with the SEC covering the shares that may be issued to Lincoln Park under the Purchase Agreement. We do not have the right to commence any sales of our shares to Lincoln Park until the SEC has declared effective the registration statement. Thereafter, until April 1, 2014, and subject to certain terms and conditions, we have the right to direct Lincoln Park to make periodic purchases of up to $500,000 of our common stock per sale depending on certain conditions as set forth in the Purchase Agreement as often as every three business days up to the aggregate commitment of $20,250,000. The purchase price of the shares will be based on the market prices of our shares immediately prior to the time of sale as computed under the Purchase Agreement without any fixed discount. Under the Purchase Agreement, the purchase price will be equal to the lesser of (i) the lowest sale price of our common stock on the purchase date; or (ii) the arithmetic average of the three lowest closing sale prices for our common stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.  In no event, however, will Lincoln Park be obligated to purchase shares of our common stock under the Purchase Agreement at a price of less than $0.50 per share. We may, at any time, and in our sole discretion, terminate the Purchase Agreement without fee, penalty or cost upon notice to Lincoln Park. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.  Upon signing the Purchase Agreement, we issued 314,154 shares of our common stock to Lincoln Park for no dollar consideration as a commitment fee for entering into the Purchase Agreement (which shares are included in this offering).

Please do not hesitate to call me at (859) 581-5111 or Keith McClellan, General Counsel, at (814) 574-4986 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Louis J. Brothers

Louis J. Brothers
President, Chief Executive Officer and Chief Financial Officer
Valley Forge Composite Technologies, Inc.

cc:	Keith L. McClellan, General Counsel John C. Rodney, Thorp Reed & Armstrong, LLP Rachel L. Smydo, Thorp Reed and Armstrong, LLP